390.4293
1700 Lincoln, Suite 4700, Denver, CO 80203 Phone: 303.837.1661 | FAX: 303.390.4293

March 7, 2022

VIA EDGAR

Craig Arakawa, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Whiting Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 001-31899

Dear Mr. Arakawa:

Set forth below are responses of Whiting Petroleum Corporation (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated March 4, 2022, with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth below in italicized text followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2021

Supplemental Disclosures About Oil and Gas Producing Activities (Unaudited)

Revision of 2019 and 2020 Standardized Measure of Discounted Future Net Cash Flows, page 109

1.	We have considered your response letter dated December 10, 2021 regarding disclosure in your Form 10-K for the fiscal year ended December 31, 2020. We believe the impact of the error related to your treatment of abandonment costs for purposes of calculating the standardized measure of discounted future net cash flows was quantitatively material to the net measure as of December 31, 2020 and to various individual line items as of December 31, 2018, 2019 and 2020. Further, we believe the qualitative factors you describe do not overcome the quantitative impact of the errors. Accordingly, we do not agree with your conclusion that the errors are immaterial. Please amend your Form 10-K for the year ended December 31, 2021 to restate your presentation of the standardized measure for the periods ending December 31, 2020 and 2019. Additionally, in light of the restatement, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2020.

Response: We respectfully acknowledge the Staff’s position and in response have filed an amended Annual Report on Form 10-K for the year ended December 31, 2021 (the “10-K/A”) with the SEC on March 4, 2022. In the amended filing, we recharacterized the correction of these errors as material and as restatements to the previously reported amounts. Additionally, we updated our conclusion within Item 9A of the 10-K/A to conclude that our disclosure controls and procedures were not effective as of December 31, 2020.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

March 7, 2022

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please contact the undersigned at (303) 357-1437, or in my absence our Vice President, Legal, General Counsel and Secretary, Scott Regan, at (303) 802-8336.

Sincerely,

WHITING PETROLEUM CORPORATION

/s/ James P. Henderson
James P. Henderson
Executive Vice President Finance and Chief Financial Officer

Cc: John Hodgin, U.S. Securities and Exchange Commission

Brad Skinner, U.S. Securities and Exchange Commission

Jill Davis, U.S. Securities and Exchange Commission

Lynn A. Peterson, Whiting Petroleum Corporation

Charles J. Rimer, Whiting Petroleum Corporation

M. Scott Regan, Whiting Petroleum Corporation

Sirikka R. Lohoefener, Whiting Petroleum Corporation

John A. Elofson, Davis Graham & Stubbs LLP

Richard B. Talley, Jr., Netherland, Sewell & Associates, Inc.

John K. Wilson, Foley & Lardner LLP